EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	March 31, 2013	April 1, 2012
Earnings:

Income before income taxes	$368,184	$310,506

Add (deduct):

Interest on indebtedness	24,341	24,670
Portion of rents representative of the interest factor (a)	2,079	1,828
Amortization of debt expense	298	324
Amortization of capitalized interest	511	405
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(834)	(4,110)

Earnings as adjusted	$394,579	$333,623

Fixed Charges:

Interest on indebtedness	$24,341	$24,670
Portion of rents representative of the interest factor (a)	2,079	1,828
Amortization of debt expense	298	324
Capitalized interest	317	2,275

Total fixed charges	$27,035	$29,097

Ratio of earnings to fixed charges	14.60	11.47
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.